UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 5, 2006
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):N/A.

Attached hereto as Exhibit 99.1 and incorporated herein by reference are the Minutes of the Annual
General Meeting of the Shareholders of Nova Measuring Instruments, Ltd.

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by Nova Measuring Instruments Ltd., filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2006	Nova Measuring Instruments Ltd. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Exhibit Index

Exhibit 99.1:	Minutes of the Registrant’s shareholders meeting.

Exhibit 99.2:	Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2006 Annual General Meeting (incorporated by reference to the Company’s Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on July 27, 2006.